SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                Amendment No. 13


                             Dover Motorsports, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    260174107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


              Mario Cibelli, c/o Cibelli Capital Management, L.L.C.
              110 East 42ND Street, Suite 1100, New York, NY 10017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 12, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174107
          ---------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC, PN

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     2,954,505

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

     2,954,505

10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,954,505

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.30%

14   TYPE OF REPORTING PERSON*

     IN

CUSIP No. 260174107
          ---------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cibelli Capital Management, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     2,792,980

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     2,792,980

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,792,980

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.41%

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No. 260174107
          ---------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     2,792,980

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     2,792,980

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,792,980

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.41%

14   TYPE OF REPORTING PERSON*

     PN

CUSIP No. 260174107
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Dover Motorsports, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1131 North DuPont Highway, Dover, Delaware, 19901. This Schedule 13D relates to the Issuer's Common Stock, $0.10 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 110 East 42ND Street, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 2,954,505 Shares, and MP and CCM may be deemed to beneficially own 2,792,980 Shares. The Shares are held by MP, MFF, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 1,600 Shares; Mario Cibelli C/F G. Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F L. Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F C. Cibelli UTMA: 700 Shares; Mario Cibelli Simple IRA: 2,000; The total cost for the Shares held by Mr. Cibelli is $40,851.76.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

On May 12, 2009, the Reporting Persons sent a letter to the Issuer's Board of Directors (attached hereto as Exhibit 99.2) regarding: the voting results of the shareholder proposal and the re-election of three Board Members; the Company's ban on the question and answer segment on its quarterly earnings conference calls; and certain flawed aspects of the Company's executive compensation plan.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 2,954,505 Shares, constituting 16.30% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 2,792,980 Shares, constituting 15.41% of the Shares of the Issuer, in each case based upon the 18,122,996 Common Shares outstanding as of April 30, 2009, according to the Issuer's most recently filed Form 10-Q.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,954,505 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 2,792,980 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 2,954,505 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to May 12, 2009 is filed herewith as Exhibit 99.1. The letter sent to the Issuer's Board of Directors by the Reporting Persons is filed as Exhibit 99.2. A joint filing agreement is filed as Exhibit 99.3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   May 13, 2009
                                        ------------------------------------
                                                      (Date)


                                           /s/ Mario Cibelli*
                                        ------------------------------------
                                               Mario Cibelli


                                        MARATHON PARTNERS, L.P.
                                        By its General Partner
                                        Cibelli Capital Management, L.L.C.

                                        /s/ Mario Cibelli*
                                        ------------------------------------
                                        By:    Mario Cibelli
                                        Title: Managing Member


                                        CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                        /s/ Mario Cibelli*
                                        ------------------------------------
                                        By:    Mario Cibelli
                                        Title: Managing Member


* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

                           Transactions in the Shares

               TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                  SINCE THE MOST RECENT FILING ON SCHEDULE 13D

                 Date of           Number of Shares      Price Per
               Transaction         Purchased/(SOLD)        Share
               -----------         ----------------      ---------

                NO TRANSACTIONS

Exhibit 99.2


Via Fed-Ex and Facsimile


May 12, 2009


Board of Directors
Dover Motorsports, Inc.
1311 N. DuPont Highway
Dover, Delaware 19903


Dear Board Members,

In conjunction with the 2009 Annual Meeting of Stockholders of Dover Motorsports, Inc. ("the Company") which took place on April 29, 2009, we believe it is important for the Board Members to review in greater detail the voting results of the Shareholder Proposal and the re-election of Directors, including Chairman Henry B. Tippie. As per our discussion at the annual meeting, we reiterate our opposition to the Company's ban of the question and answer segment on its quarterly conference calls and continue to believe certain aspects of the Company's executive compensation plan are flawed.

Re-election of Directors

At face value, it appears that the 96% vote "For" the re-election of Henry B. Tippie as Director was an overwhelming show of support for Mr. Tippie. However, this is not the case. If one were to reasonably assume that all insiders (Directors and Officers as a group), Michele Rollins and Gary Rollins voted "For" the re-election of Mr. Tippie, the vote of the non-insiders reflects a much different outcome: 65.2% "Withheld."

                                                     HENRY B. TIPPIE, DIRECTOR
                                                       RE-ELECTION RESULTS
                                                   FOR      WITHHELD     TOTAL
All Votes (10 votes Class A, 1 vote Common)        95.7%      4.3%      100.0%
Non-Insider (excluding Michele & Gary Rollins)     34.8%     65.2%      100.0%

Based upon the above tally, it is obvious that the non-insider vote is a reflection of the displeasure and frustration the outside shareholders feel regarding the direction of the Company under the leadership of Mr. Tippie. The two additional Directors who stood for re-election this year were not immune either. R. Randall Rollins and Patrick J. Bagley each had a significant number of "Withheld" votes cast by outside shareholders, with 28% and 33% votes "Withheld" respectively. To put this year's results in historical perspective, the total number of "Withheld" votes (16,901,289) cast by non-insiders for the three Directors this year alone is far greater than the total number of "Withheld" votes (10,401,834) for Directors in the prior six elections combined.

In fact, the number of "Withheld" votes related to the re-election of Chairman Tippie to the Board of Directors over his past three re-election periods is very striking and speaks to what we believe is a 'no confidence' vote by the outside shareholders.

                                     RE-ELECTION OF HENRY B. TIPPIE
                                             WITHHELD VOTES
                                    2003 Re-election      76,242
                                    2006 Re-election   1,418,024
                                    2009 Re-election   8,729,428

Shareholder Proposal

As you are aware, we submitted a Shareholder Proposal that sought to eliminate the Company's Shareholder Rights Agreement, or poison pill. We argued that since Mr. Tippie already had voting control of the Company, the Rights Agreement served no other purpose than to arbitrarily limit the number of shares a current or prospective shareholder could own at 10% of the combined classes of stock. Similar to the results of Mr. Tippie's re-election, the vote of the non-insiders was dramatically different than those of the insiders.

                                                      SHAREHOLDER PROPOSAL
                                                    ELIMINATION OF POISON PILL
                                                         VOTING RESULTS
                                                 FOR    AGAINST  ABSTAIN  TOTAL
All Votes (10 votes Class A, 1 vote Common)       4.4%   95.5%    0.0%    100.0%
Non-Insiders (excluding Michele & Gary Rollins)  90.7%    8.6%    0.7%    100.0%

The outside shareholders have clearly and publicly have voiced their position. While not bound by the voting results of the outside shareholders, the Board of Directors should consider the overwhelming response to the Shareholder Proposal and the re-election of Henry B. Tippie when determining the strategic direction of the Company. Clearly, we are not the only shareholders that are very concerned about the direction of Dover Motorsports. Board members that are not responsive to their shareholders have difficulty in claiming their fiduciary obligations are being satisfied.

Elimination of Q&A during Quarterly Conference Calls

Yet another quarterly earnings release and conference call was conducted last week with no question and answer session. As we stressed during the annual meeting, we believe this is a poor, short-sighted decision made by Mr. Tippie and the management team. We believe the question and answer session of quarterly conference calls is an integral part of open communication between companies and shareholders. While we do not know if Dover's Board Members have listened to the Company's conference calls in the past, such communication can serve as a method to receive both positive and negative feedback on performance and strategy. Additionally, it is inconsistent and insulting that sister-company Dover Downs permits question and answer sessions on its calls while Dover Motorsports does not. Legitimate criticism and debate should be met head-on by Board Members. Shareholders deserve more than a silent retreat by Board Members concerning these critical issues.

Change in Control and Non-Compete Agreements

Another point we stressed during the annual meeting was the unusual nature of Mr. Tippie's and other executives' change in control payouts and non-compete agreements especially given the nature of the racing business and the destruction of shareholder value over the past seven years. At the annual meeting, Mr. Tippie mentioned that these arrangements are not unusual; however, both International Speedway and Speedway Motorsports do not have such a plan in place. To set the record straight, we think the Directors should be aware that this arrangement is unusual in the industry. We believe the non-compete agreements are particularly egregious given the Company's inability to secure a Sprint Cup race for the Nashville facility and the Company's significant financial underperformance versus its peers. In the event of a change in control, how are these payments truly justified?

Lastly, we are encouraged at the Company's recent efforts to divest its money-losing operations. We encourage Board Members to stay the course on divesting the Midwest assets.

I attempted to contact Mr. Tippie last week in order to discuss some of these issues. So far, I have not heard from him. Please do not hesitate to contact us if we can be of any assistance. Thank you.



Sincerely,

Mario D. Cibelli
Managing Member

Exhibit 99.3


Joint Filing Agreement

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common shares of Dover Motorsports, Inc., a Delaware corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of this 13th day of May 2009.


                                           /s/ Mario Cibelli*
                                        ------------------------------------
                                               Mario Cibelli


                                        MARATHON PARTNERS, L.P.
                                        By its General Partner
                                        Cibelli Capital Management, L.L.C.

                                           /s/ Mario Cibelli*
                                        ------------------------------------
                                        By: Mario Cibelli
                                        Title: Managing Member


                                        CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                           /s/ Mario Cibelli*
                                        ------------------------------------
                                        By: Mario Cibelli
                                        Title: Managing Member





SK 03366 0001 995692